400 Gold Ave SW Suite 1000
Albuquerque New Mexico 87102
Tel: 505.248.0000, Fax: 505.244.4115
www.nexiconinc.com

November 21, 2005

VIA EDGAR AND U.S. MAIL

Mr. Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549

RE:	Nexicon, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed May 9, 2005

Forms 10-QSB for Fiscal Quarter Ended March 31, 2005 and June 30, 2005
File No. 0-30244

Dear Mr. Spirgel:

This letter has been prepared in response to your request for Nexicon, Inc. to respond to the comments of the United States Securities and Exchange Commission as memorialized in your October 17, 2005 letter to Daniel Urrea (the “Comment Letter”) concerning the above-referenced 10KSB. Due to the complexity of the issue, we are requesting a 60 day (December 15, 2005) extension of time to respond to the Comment Letter.

Very truly yours,

/s/ Daniel Urrea
Daniel Urrea
Chief Financial Officer and Principal Accounting Officer